06004731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset (City) | New York (State) | 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chodosh | (516) 390-5525 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York, (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

PROCESSED APR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Alan P. Chodosh, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Alan Chodosh
Chief Financial Officer

Subscribed to before me this
February 22, 2006

DARLEEN BRICE
NOTARY PUBLIC, State of New York
No. 01BR6045820
Qualified in Queens County 00
Commission Expires July 31, 20__

Notary Public

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. No. 8-20746)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of, and Stockholder of, David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2006

DAVID LERNER ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS	
CASH	$ 3,343,570
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,542,993
CASH DEPOSITED WITH CLEARING ORGANIZATIONS	935,000
RECEIVABLES FROM:	
Customers	7,862,234
Brokers and dealers	5,376,523
Related parties	640,630
SECURITIES OWNED—At fair value (approximately $2,924,598 pledged)	33,122,087
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS AT COST, Less accumulated depreciation of $3,376,076	2,119,749
OTHER ASSETS	2,185,515
TOTAL	$57,128,301
LIABILITIES AND STOCKHOLDER'S EQUITY	
SHORT-TERM BANK LOANS	$ 2,501,659
PAYABLES TO:	
Brokers and dealers	3,649,716
Customers	2,617,277
SECURITIES SOLD, NOT YET PURCHASED—At fair value	5,716,272
COMMISSIONS PAYABLE	3,404,030
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	11,075,922
	28,964,876
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 200 shares, 10 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings	27,206,055
Total stockholder's equity	28,163,425
TOTAL	$57,128,301

See notes to statement of financial condition.

DAVID LERNER ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices in the east coast of the United States of America. The Company is wholly owned by an individual, David Lerner, and is an "S" Corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash segregated under federal and other regulations include cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis. Purchases and sales of proprietary financial instruments as well as commission revenues and related expenses are recorded on a trade date basis. Production-related compensation and benefits expense is recorded in the same period as revenue to which it pertains.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of income as interest revenue or expense. The fair value of financial instruments is generally based on observable market prices.

Periodically, the Company will enter into futures contracts to hedge their securities owned. Any gains and losses resulting from these contracts are recognized in principal transactions on the statement of income.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenues generated by the Company's sale and distribution of certain real estate investment trust ("REIT) units represent approximately 60% of total 2005 revenues. These REIT units have been issued by Apple REIT Six, Inc., which owns hotels throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

At December 31, 2005, the fair value of customer securities received as collateral where the Company was permitted to sell or repledge the securities was $7,624,855 of which none were repledged.

3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by David Lerner (the "Stockholder").

The Company provides administrative services and office space to an affiliate, SRLA, Inc. ("SRLA") owned by David Lerner Organization, which is owned by a relative of the Stockholder. In addition the Company, SRLA and various other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

At December 31, 2005, the receivables from related parties were as follows:

DSD Realty, LLC	$ 277,146
Other	363,484
Total receivables from related parties	$ 640,630

The Company entered into a lease extension agreement on December 5, 2001 with HSS Realty, LLC (an LLC owned by the Stockholder). The lease terminates on December 31, 2011.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
Mortgage-backed securities	$13,659,914	$5,549,057
State and municipal obligations and other non-equities	18,118,706	167,215
Equities	1,343,467	
Total	$33,122,087	$5,716,272

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2005, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$2,496,707
Data processing equipment	1,090,292
Leasehold improvements	856,148
Telephone equipment	834,084
Automobiles	218,594
Total	5,495,825
Less accumulated depreciation and amortization	3,376,076
Furniture, equipment, and leasehold improvements—net	$2,119,749

In 2005, the Company entered into a capital lease for telephone equipment with Bank of America. The amount of the capital lease as of December 31, 2005, included in furniture, equipment and leasehold improvements is $452,791 net of accumulated amortization of $50,310 included in depreciation and amortization on the statement of income. The offsetting liability is included in accounts payable and accrued expenses.

6. OTHER ASSETS

At December 31, 2005, other assets consist of the following:

Prepaid expenses	$ 613,192
Commissions receivable	552,750
Deferred compensation asset	365,157
Interest and dividend receivable	192,503
Employee advances and investment counselors' advances receivable	62,882
Other	399,031
Total other assets	$2,185,515

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at the federal funds rate plus 50 basis points. The loans are collateralized by securities owned by the Company up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand.

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. The expense related to the Plan for the year ended December 31, 2005 aggregated approximately $237,000. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is reduced by the Company's contribution to the investment counselors' 401(k) plan and is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. The Company may, at its sole discretion, terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The total unrecorded amount of $3,237,504 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2005, the liability to investment counselors under the Agreement aggregated $3,263,295 and is included in accounts payable and accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP which is primarily for selected employees, has authorized 137,100 units representing 10% of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP, after 10 years, the holder of EPP units will be paid for the value of such units, over a five-year period. In addition, among the various provisions, the EPP provides for partial vesting beginning after five years from the date of grant and the option for the Grantee to extend the grant at the end of the 10-year period. As of December 31, 2005, 114,800 EPP units are outstanding with a future value totaling $2,343,055.

Beginning in 2001 the Company established a Deferred Compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2005, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2005 the remaining liability under the Deferred Compensation plan was $365,157, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2005, is $1,082,989, and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

One of the above-mentioned leases is with an LLC owned by the Stockholder (see Note 3).

At December 31, 2005, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31	Amount
2006	$1,489,741
2007	1,415,185
2008	1,290,572
2009	985,176
2010	873,000
Thereafter	1,555,500
Total	$7,609,174

At December 31, 2005, minimum annual lease payments under a capital lease are as follows:

Year Ending December 31	Amount
2006	$ 182,751
2007	182,751
2008	45,688
Total	$ 411,190

The Company has been named as a defendant in several claims and lawsuits arising from its securities business. Certain of the legal actions include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved in other reviews, investigations and proceedings by self regulatory agencies (both formal and informal) regarding the Company's business activities, certain of which could result in adverse judgments, settlements, fines or penalties. Management of the Company, based on discussions with legal counsel, believes that these actions are adequately provided for, and that their resolution will not have a material adverse effect on the financial condition of the Company.

10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2005, the Company had net capital of $22,074,693 which was 283% of aggregate debit balances and $21,824,693 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2005, the Company did not have a reserve requirement under this regulation.

12. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholder. The provision for income taxes for the year ended December 31, 2005, represents amounts provided for those states that impose a tax on S corporations and for those states that do not recognize S corporation status.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the credit worthiness of each client and counterparty with which it conducts business.

14. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from, payables to brokers and dealers, and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2006

The Board of Directors of, and Stockholder of, David Lerner Associates, Inc.
477 Jericho Turnpike
Syosset, New York 11791

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Board of Directors of, and Stockholder of, the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP